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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Dubuque, Kenneth R. (Last) (First) (Middle)		Temple-Inland Inc. (TIN)

	1300 S. Mopac (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			02/07/2003

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Austin, TX 78746 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				Group Vice President, Financial Services

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		02/07/2003		02/07/2003		A			5,000(4)	A			11,000		D

	Common Stock													297(1)		D		(1)

	Preferred Stock Purchase Rights		(2)		(2)		(2)			(2)		(2)		(2)		(2)		(2)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Common Stock		$52.56

	Option (right to buy)		$59.25

	Option (right to buy)		$55.28

	Option (right to buy)		$51.30

	Option (right to buy)		$55.32

	Option (right to buy)		$43.01		02/07/2003		02/07/2003		A			16,000

	Phantom Shares		1-for-1		02/07/2003		02/07/2003		A			10,322

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	11/06/2000	11/06/2008		Common Stock	1,500

	11/06/2001	11/06/2008		Common Stock	1,500

	11/06/2002	11/06/2008		Common Stock	1,500

	11/06/2003	11/06/2008		Common Stock	1,500

	11/06/2004	11/06/2008		Common Stock	4,000				10,000		D

	02/05/2001	02/05/2009		Common Stock	1,875

	02/05/2002	02/05/2009		Common Stock	1,875

	02/05/2003	02/05/2009		Common Stock	1,875

	02/05/2004	02/05/2009		Common Stock	1,875

	02/05/2005	02/05/2009		Common Stock	5,000				12,500		D

	02/04/2002	02/04/2010		Common Stock	2,700

	02/04/2003	02/04/2010		Common Stock	2,700

	02/04/2004	02/04/2010		Common Stock	2,700

	02/04/2005	02/04/2010		Common Stock	2,700

	02/04/2006	02/04/2010		Common Stock	7,200				18,000		D

	02/02/2002	02/02/2011		Common Stock	6,000

	02/02/2003	02/02/2011		Common Stock	6,000

	02/02/2004	02/02/2011		Common Stock	6,000

	02/02/2005	02/02/2011		Common Stock	6,000				24,000		D

	02/01/2003	02/01/2012		Common Stock	6,000

	02/01/2004	02/01/2012		Common Stock	6,000

	02/01/2005	02/01/2012		Common Stock	6,000

	02/01/2006	02/01/2012		Common Stock	6,000				24,000		D

	02/07/2004	02/07/2013		Common Stock	4,000

	02/07/2005	02/07/2013		Common Stock	4,000

	02/07/2006	02/07/2013		Common Stock	4,000

	02/07/2007	02/07/2013		Common Stock	4,000				16,000		D

	(3)	(3)		Common Stock	10,322 (3)				33,290 (3)		D

Explanation of Responses:

(1) Reporting Person acquired additional shares through on-going acquisitions under 401(k) plan. By trustee of the Temple-Inland Salaried Savings Plan according to the latest report of the Plan Administrator dated December 31, 1002. (Note: Trustee uses unit accounting; therefore, share equivalents may fluctuate slightly from month to month).

(2) In accordance with the Shareholder Rights Plan adopted by the Company on February 3, 1999, Preferred Stock Purchase Rights are deemed to be attached to the shares of Common Stock.

(3) Phantom shares accrued under the Temple-Inland Inc. Stock Deferral and Payment Plan, which includes a dividend reinvestment feature, to be settled upon Reporting Person's retirement.

(4) Restricted shares acquired through an award under the Temple-Inland Inc. 2001 Stock Incentive Plan.

Leslie K. O'Neal signed on behalf of Kenneth R. Dubuque	02/10/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.